     701 N. Lilac Drive
P.O. Box 1452
Minneapolis, MN
55440-1452
BY EDGAR
T: Direct: 763.540.1204
F: Direct: 763.513.1811

April 12, 2013

Mr. Terence O’Brien, Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Tennant Company
Form 10-K
Filed February 22, 2013
File No. 1-16191

Dear Mr. O’Brien:

Tennant Company, a Minnesota corporation (the “Company”), hereby responds to the Staff’s comment letter dated March 20, 2013.  This letter contains the responses to the Staff’s comments.  The comments in the comment letter have been reproduced here in italics and the Company’s responses are detailed under those comments.

Form 10-K

Business, page 3

1.
In future filings, please provide all of the information called for by Item 101 of Regulation S-K, either in this section, or if provided elsewhere, as indicated with clear references.  Specifically, please make sure that future filings include:

•
the measures of profit or loss and total assets for each segment called for by Item 101(b) of Regulation S-K.  You state on page 3 that you have one reportable business segment; thus please provide these measures for your business on a consolidated basis or a reference to where this information is being presented;

•	the information on backlog orders called for by Item 101(c)(viii) of Regulation S-K; and
•	the measure of the long-lived assets located in the United States called for by Item 101(d)(ii)(A) of Regulation S-K.

Response:  In regards to the first bullet-point, in future filings, additional specific reference to the measures of profit and loss and total assets for our reportable business segment will be made. In addition to the reference to Note 17 related to net sales and long-lived assets by geography, specific reference will also be made to Item 8 which includes financial information contained in our consolidated statement of earnings and consolidated balance sheet for our reportable business segment.
In regards to the second bullet-point, the order backlog has not been material for the years ended December 31, 2010, 2011 and 2012. Therefore, no reference to order backlog was made. However, in future filings a specific reference will be made indicating the order backlog is not significant and therefore not material. In the event that the order backlog does become significant, disclosure to that effect will be made accordingly.
In regards to the last bullet-point, in future filings, in addition to providing information on long-lived assets for our Americas geographic region in Note 17, we will also provide information on long-lived assets located in the United States within Item 1 under “Segment and Geographic Area Financial Information.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 9

2.
Your MD&A contains extensive discussion of past performance with minimal corresponding disclosure on prospective developments and strategies.  You provide some guidance regarding the focus of your R & D expenditures, but do not discuss management’s perception of trends or uncertainties that may affect net sales or income from continuing operations.  Please refer to Section III.B.3 of SEC Release 33-8350 and Item 303(a)(3)(ii) of Regulation S-K when preparing your future filings.

Response:  We are mindful of the SEC’s rules and guidance on disclosure of known trends that may affect net sales or income from continuing operations and will provide disclosure of known trends where applicable in future filings.

Gross Profit, page 10

3.
We note your discussion of the effect of raw material cost inflation in 2011 on your gross profit margin.  Please note that if inflation is materially impacting your business, then Item 303(a)(3)(iv) calls for a greater discussion than you have currently furnished.  Please see Instruction 8 to 303(a).  Please provide a brief textual description of management’s views on the effects of inflation and other changes in price on revenues and income from continuing operations over the past three years in future filings.

Response:  As we reported in Item 7, raw material cost inflation in 2011 was mitigated by selling price increases, productivity improvements, tight cost controls and leverage from higher production levels. In addition, management’s views on inflation for 2012 are reported in Item 7A paragraph 4.
In future filings, management’s views on inflation over the past three years will be included within Item 7 under “Gross Profit” or we will include a reference to disclosure of such information in Item 7A.

Quantitative and Qualitative Disclosure About Market Risk, page 16

4.	Please include the quantitative information required by Item 305(a) of Regulation S-K regarding your foreign currency exchange risk in future filings.

Response:  In future filings, we will include more quantitative information as required by Item 305(a) of Regulation S-K regarding the Company’s foreign currency exchange risk.

Proxy Statement

Compensation Discussion and Analysis, page 22

Role of the Committee in the Compensation Process, page 25

5.
We note your discussion of the role of Mr. Dybsky in aiding your Compensation Committee as it makes decisions about the compensation of Named Executives other than your CEO.  Please supplementally advise us as to the manner in which Mr. Dybsky’s compensation is determined, and whether he has any input in the process.  See Item 402(b)(1)(xv) of Regulation S-K.

Response:  As we disclosed, our Compensation Committee considers a variety of factors when determining the compensation of our executive officers other than our CEO, which includes Mr. Dybsky. This information includes our CEO’s evaluation of the executive officers’ performance; Mr. Dybsky’s input on each executive officer’s job description, key duties and responsibilities in the Company; and competitive market data provided by the Company’s independent compensation consultant.  While there is no particular formula as to how all those various data points factor into the Committee’s overall decisions, the market data provided by our compensation consultant, both the raw data from their database, as well as the compensation information calibrated with our peer group data, is given strong consideration by the Committee.  Mr. Dybsky’s input on the job scope of each executive officer, including his own, is used in large part by the Company’s compensation consultant to appropriately scope each executive officer’s position against comparable positions within the consultant’s database and the Company’s peer group.  Mr. Dybsky, in his role as Vice President, Administration, facilitates the gathering of the market data by our independent compensation consultant, but the consultant conducts the analysis, reviews the information in advance with the Chair of the Committee and makes compensation recommendations to the Committee.  Mr. Dybsky is not present at the Committee meeting when the compensation of the executive officers is discussed.  The compensation consultant presents the information to the Committee and they work in executive session to set the compensation of all of the executive officers, including Mr. Dybsky.  Mr. Dybsky plays no role in determining his own compensation.  In future filings, we will further clarify the role played by Mr. Dybsky in compensation decisions, including those affecting his own compensation.

Key Compensation Decisions for 2012, page 29

2012 Short-Term Incentive, page 29

6.
In future filings, please clarify in your discussion of a given year’s STIP the maximum amount which may be earned, rather than presenting this information in a footnote to the Grants of Plan-Based Awards table.  Please see Item 402(b)(1)(v) of Regulation S-K.

Response:  In future filings, we will include the discussion of the maximum amount that may be earned under a given year’s STIP in the narrative discussion of the STIP in the CD&A.

7.
We note that 30% of Mr. Eckert’s STIP was tied to the financial results in the Americas.  However, you have not provided disclosure regarding the target performance levels and actual attained performance levels.  In future filings, please disclose all of the performance-based compensation targets and actual performance so that readers may better understand how performance has affected the payouts associated with the compensation of your named executive officers.  See Items 402(b)(2)(v) through (vii) of Regulation S-K.

Response:  In future filings, we will disclose all performance-based compensation targets and actual performance, except where the disclosure of that information is competitively sensitive, in which case we will comply with the SEC’s guidance on disclosing the relative level of difficulty of achieving the targets.

2012-2014 LTIP, page 30

8.
We note that the composition of your LTIP changes substantially from year to year.  In future filings, please discuss the rationale behind changing the composition of your LTIP plans.  See Items 402(b)(1)(vi) and 402(b)(2)(iii) of Regulation S-K.

Response:  In the event of future changes in the composition of our LTIP plans, we will disclose the rationale behind the changes.

*           *           *           *           *

As specifically requested by the Commission, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter responds adequately to the Staff’s concerns.  If you have any further comments or concerns, please contact me at (763) 540-1204.  Thank you for your time and consideration.

     Very truly yours,

/s/ Thomas Paulson
Thomas Paulson
Vice President and
    Chief Financial Officer

cc:	Heidi M. Wilson

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